SECUR 15047880 ION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

SEC Processing Section
MAR 1 1 2015
Washington DC 404

ANNUAL AUDITED REPORT FORM X-17A-5/A PART III

SEC FILE NUMBER
8- 37519

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Intercarolina Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3300 Battleground Ave., Suite 400
(No. and Street)

Greensboro (City) NC (State) 27410 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Joe Navolanic, President (336) 288-6890
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Batchelor, Tillery & Roberts, LLP
(Name – *if individual, state last, first, middle name*)

P.O. Box 18068 (Address) Raleigh (City) NC (State) 27619 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joe Navolanic, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Intercarolina Financial Services, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

RUTH J NOLEN
NOTARY PUBLIC
RANDOLPH COUNTY, NC
My Commission Expires 2-6-2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INTERCAROLINA FINANCIAL SERVICES, INC.

Financial Statements
and Supplementary Information

Years Ended December 31, 2014 and 2013

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Report of Independent Registered Public Accounting Firm

The Stockholders
Intercarolina Financial Services, Inc.:

We have audited the accompanying statement of financial condition of Intercarolina Financial Services, Inc. (the "Company") as of December 31, 2014, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplemental information in Schedule 1 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Batchelor, Tillery & Roberts, LLP

Raleigh, North Carolina
February 24, 2015

Intercarolina Financial Services, Inc.

Statement of Financial Condition
As of December 31, 2014

ASSETS

Cash	$	116,025
Deposit with Clearing Organizations		15,000
Accounts Receivable:		
Commissions - Clearing Broker		26,305
Commissions and Fees - Mutual Fund and Annuity Companies		227,716
Stockholders and Brokers		33,299
Securities Owned:		
Not Readily Marketable, at Estimated Fair Value		1,700
Prepaid Items		9,220
Furniture and Equipment at Cost, Net of Accumulated Depreciation of $41,978		9,989
TOTAL ASSETS	**$**	**439,254**

LIABILITIES AND STOCKHOLDERS' EQUITY

Commissions Payable	$	188,179
Accounts Payable, Accrued Expenses and Other Liabilities		22,771
TOTAL LIABILITIES		**210,950**
Stockholders' Equity		
Common Stock ($1 par Value, 100,000 Shares Authorized, 1,338 Shares Issued and Outstanding)		1,338
Additional Paid-in Capital		48,518
Retained Earnings		178,448
TOTAL STOCKHOLDERS' EQUITY		**228,304**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$**	**439,254**

The accompanying Notes are an integral part of these Financial Statements.

Intercarolina Financial Services, Inc.

Statement of Income
For the Year Ended December 31, 2014

Revenues	
Commissions - Listed Securities	285,446
Commissions - Listed Options	21,624
Commissions - All Other Securities	164,558
Sale of Investment Company Shares	194,402
Fees for Account Supervision, Investment Advisory and Other Administrative Services	1,234,067
Other	541,937
TOTAL REVENUES	**2,442,034**
Expenses	
Commissions	1,858,338
Officers' Salaries and Fringe Benefits	90,602
Employees' Compensation	117,257
Payroll Taxes	17,372
Insurance	2,402
Rent	30,093
Depreciation	1,835
Regulatory and Exchange Fees	5,179
Clearing Expenses	35,369
Other Fees	14,762
Office	14,982
Professional Fees	2,725
Taxes and Licenses	2,974
Other	17,979
TOTAL EXPENSES	**2,211,869**
NET INCOME	**$ 230,165**

The accompanying Notes are an integral part of these Financial Statements.

Intercarolina Financial Services, Inc.

Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2014

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
Stockholders' Equity January 1, 2014	$ 1,338	$ 48,518	$ 138,079	$ 187,935
Net Income	0	0	230,165	230,165
Dividends Paid	0	0	(189,796)	(189,796)
Stockholders' Equity December 31, 2014	$ 1,338	$ 48,518	$ 178,448	$ 228,304

The accompanying Notes are an integral part of these Financial Statements.

Intercarolina Financial Services, Inc.

Statement of Cash Flows
For the Year Ended December 31, 2014

Cash Flows from Operating Activities:	
Net Income	$ 230,165
Adjustments to Reconcile Net Income to	
Net Cash Provided by Operating Activities:	
Depreciation	1,835
Increase (Decrease) in Operating Assets:	
Receivables from Clearing Broker and Mutual Fund and Annuity Companies	(62,078)
Other Receivables	5,244
Prepaid Items	858
Decrease in Operating Liabilities:	
Accounts Payable and Accrued Expenses	(25,266)
Net Cash Provided by Operating Activities	**150,758**
Cash Flows from Investing Activities	
Purchases of Property and Equipment	(513)
Net Cash Used by Investing Activities	**(513)**
Cash Flows from Financing Activities:	
Dividends Paid	(189,796)
Net Cash Used by Financing Activities	**(189,796)**
Net Decrease in Cash	**(39,551)**
Cash at Beginning of Year	**155,576**
Cash at End of Year	**$ 116,025**

Supplemental Disclosure of Cash Flow Information:	
Cash paid for:	
Interest	$ 24

The accompanying Notes are an integral part of these Financial Statements.

Intercarolina Financial Services, Inc.

Notes to Financial Statements
December 31, 2014

NOTE 1 - Summary of Significant Accounting Policies

Organization and Nature of Business - Intercarolina Financial Services, Inc., ("The Company") is a fully disclosed introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA). The Company's securities are cleared through a clearing broker-dealer. The Company does not maintain customers' security accounts nor does it perform custodial functions related to customer securities.

Basis of Presentation - The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services. The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America.

The Company charges certain expenses to its brokers including occupancy, insurance, regulatory and exchange fees and professional fees. The expenses in the Statement of Income are presented net of chargebacks.

Securities Transactions - Commission revenues from securities transactions are recognized on a trade-date basis.

Bad Debts - The Company writes off doubtful receivables in amounts equal to the estimated collection losses that will be incurred. No allowance is required for 2014.

Furniture and Equipment – Furniture and equipment are recorded at cost. Depreciation is provided over the estimated useful lives of the related assets, primarily 5-10 years, using the straight-line method. Depreciation expense was $1,835 in 2014.

Commissions - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment Advisory Income - Investment advisory fees are recognized as earned on a pro rata basis over the term of the contract.

Cash - For purposes of reporting cash flows, cash includes cash on deposit with federally insured commercial banks, cash on deposit with clearing brokers, and certificates of deposit with original maturities of three months or less.

(Continued)

Intercarolina Financial Services, Inc.

Notes to Financial Statements
December 31, 2014

NOTE 1 – Summary of Significant Accounting Policies (Continued)

Use of Estimates - The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Deposits Held In Financial Institutions - The Company maintains its cash balances in bank deposit accounts that, at times, may exceed federally insured limits. These accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per institution and exceeded the federally insured limit by approximately $51,000 at December 31, 2014.

Subsequent Events - Subsequent events have been evaluated through February 24, 2015, which is the date the financial statements were available to be issued.

NOTE 2 - Securities Owned

Not Readily Marketable - The Company has investments in two non-publicly traded companies, one consisting of less than 1% of the issued common stock of a real estate investment company and the second consisting of 1% of the issued common stock of Fund Direct Advisors, Inc., a registered investment advisor. These investments are valued at cost, which approximates management's estimate of fair value.

NOTE 3 - Commitments and Contingencies

The Company leases its Greensboro office and office equipment under operating lease agreements which expire in 2018. Rent expense for the year ended December 31, 2014 was $30,093. Future minimum lease obligations are as follows at December 31:

2015	$ 34,628
2016	35,269
2017	35,923
2018	20,110
	$ 125,930

NOTE 4 - Related Party Transactions

The Company has made unsecured non-interest-bearing advances to stockholders of $31,913 as of December 31, 2014. In addition, the Company receives fees from Fund Direct Advisors, Inc., a related corporation. Fees earned during 2014 were approximately $72,000.

NOTE 5 - Retirement Plan

The Company maintains a Savings Incentive Match Plan for Employees of Small Employers. The Company did not contribute to the plan in 2014.

NOTE 6 - Income Taxes

The Company has elected "S" Corporation status. Accordingly, all tax attributes are passed through to the stockholders for both federal and state income-tax purposes.

Effective January 1, 2009, the Company implemented the accounting guidance for uncertainty in income taxes using the provisions of Financial Accounting Standards Board (FASB) ASC 740, *Income Taxes*. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more-likely-than-not the position will be sustained upon examination by the tax authorities. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more-likely-than-not the positions will be sustained upon examination by the tax authorities. Such tax positions initially and subsequently need to be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the positions and relevant facts. It also provides guidance for derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

As of December 31, 2014, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements and has incurred no interest or penalties related to unrecognized tax liabilities. With few exceptions, the Company is no longer subject to U.S. federal, state, and local income tax examinations by tax authorities for years before 2011.

NOTE 7 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2014, the Company had net capital of $166,728, which was $152,658 in excess of its required net capital of $14,070. The Company's ratio of aggregate indebtedness to net capital was 1.27 to 1 at December 31, 2014.

Intercarolina Financial Services, Inc.

Schedule I

Computation of Net Capital Requirement Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2014

Net Capital		
Total stockholders' equity qualified for Net Capital	$	228,304
Subordinated Borrowings		0
Total capital and allowable subordinated liabilities		228,304
Deductions and/or Charges:		
Non-allowable assets:		
Certain pending commissions		7,368
Receivables from stockholders and brokers		33,299
Securities not readily marketable		1,700
Property and equipment, net		9,989
Prepaid Items		9,220
		61,576
Net Capital	$	166,728
Aggregate Indebtedness		
Total aggregate indebtedness included in Statement of Financial Condition	$	210,950
Ratio of aggregate indebtedness to net capital		1.27
Computation of Net Capital Requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	14,070
Minimum dollar net capital requirement	$	5,000

Exemptive Provision Under Rule 15c3-3

An exemption from Rule 15c3-3 is claimed under section (K)(2)(ii). All customer transactions are cleared through National Financial Services, LLC on a fully disclosed basis.

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Report of Independent Registered Public Accounting Firm

The Stockholders
Intercarolina Financial Services, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Statement, in which (1) Intercarolina Financial Services, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) and (2)(ii), and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Batchelor, Tillery & Roberts, LLP

Raleigh, North Carolina
February 24, 2015

Intercarolina Financial Services, Inc.

EXEMPTION STATEMENT

Intercarolina Financial Services, Inc. ("Company") is a registered broker-dealer subject to SEC Rule 17a-5 ("Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by Rule 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

Intercarolina Financial Services, Inc. claims an exemption from SEC Rule 15c3-3, during the year ended December 31, 2014, pursuant to paragraph k(2)(i) and also paragraph k(2)(ii).

Intercarolina Financial Services, Inc. met the identified exemption provisions throughout the year ended December 31, 2014 without exception.

Joe Navolanic, President

March 5, 2015

Date

3300 Battleground Ave
Suite 400
Greensboro N.C. 27410

Member FINRA & SIPC

Phone 800-326-3705
336-288-6890
Fax 336-545-1971

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

The Board of Directors and Stockholders
Intercarolina Financial Services, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] on page 3 to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Intercarolina Financial Services, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Intercarolina Financial Services, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Intercarolina Financial Services, Inc.'s management is responsible for Intercarolina Financial Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and,

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Batchelor, Tillery & Roberts, LLP

February 24, 2015

INTERCAROLINA FINANCIAL SERVICES, INC.

Schedule of Assessment and Payments

Year ended December 31, 2014

Assessment for December 31, 2014	$	4,191
Less:		
Overpayment from 2013		-
Payment July 30, 2014		(2,105)
Payment February 9, 2015		(2,086)
Balance due March 2, 2015	$	NONE